Consolidated Edison, Inc.

Exhibit 12.1

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Three Months Ended March 31, 2008	For the Twelve Months Ended December 31, 2007	For the Three Months Ended March 31, 2007
Earnings
Net Income from Continuing Operations	$300	$925	$258
Preferred Stock Dividend	3	11	3
(Income) or Loss from Equity Investees	—	(7)	(1)
Minority Interest Loss	—	—	—
Income Tax	163	438	148
Pre-Tax Income from Continuing Operations	$466	$1,367	$408
Add: Fixed Charges*	139	567	143
Subtract: Pre-Tax Preferred Stock Dividend Requirement	5	18	5
Earnings	$600	$1,916	$546
* Fixed Charges
Interest on Long-term Debt	$109	$453	$114
Amortization of Debt Discount, Premium and Expense	4	17	4
Other Interest	16	57	15
Interest Component of Rentals	5	22	5
Pre-Tax Preferred Stock Dividend Requirement	5	18	5
Fixed Charges	$139	$567	$143
Ratio of Earnings to Fixed Charges	4.3	3.4	3.8